1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 4.2% Quarter-over-Quarter Decline in Revenues Resulting in Earnings per Share of NT$ 0.51 or Earnings per ADS of US$ 0.09 for Fourth Quarter 2012

Taichung, Taiwan, January 30, 2013–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2012 were NT$ 16,146 million, which represented a 4.2% decline in revenues compared to the third quarter of 2012 and a 2.8% growth in revenues compared to the fourth quarter of 2011. SPIL reported a net income of NT$ 1,560 million for the fourth quarter of 2012, compared with a net income of NT$ 1,699 million and a net income of NT$ 1,171 million for the third quarter of 2012 and the fourth quarter of 2011, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.51, and diluted earnings per ADS was US$ 0.09.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the fourth quarter of 2012, net revenues from IC packaging were NT$ 14,504 million and represented 90% of total net revenues. Net revenues from testing operations were NT$ 1,642 million and represented 10% of total net revenues.

•	Cost of goods sold was NT$ 13,100 million, representing a decrease of 3.2% compared to the third quarter of 2012 and a decrease of 0.7% compared to the fourth quarter of 2011.

•

Raw materials costs were NT$ 6,176 million for the fourth quarter of 2012 and represented 38.2% of total net revenues, whereas raw materials costs were NT$ 6,650 million and represented 39.5% of total net revenues for the third quarter of 2012.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 31 million.

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•

Gross profit was NT$ 3,046 million for the fourth quarter of 2012, representing a gross margin of 18.9%, which decreased from a gross margin of 19.7% for the third quarter of 2012 and was up from 16.0% for the fourth quarter of 2011.

•

Total operating expenses for the fourth quarter of 2012 were NT$ 1,436 million, which included selling expenses of NT$ 200 million, administrative expenses of NT$ 527 million and R&D expenses of NT$ 709 million. Total operating expenses represented 8.9% of total net revenues for the fourth quarter of 2012.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 31 million.

•

Operating income was NT$ 1,610 million for the fourth quarter of 2012, representing an operating margin of 10.0%, which decreased from 11.3% for the third quarter of 2012 and increased from 8.5% for the fourth quarter of 2011.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 203 million for the fourth quarter of 2012 was mainly due to depreciation of foreign currency denominated liabilities as a result of a depreciation in the foreign currency exchange rate of the US dollar and Japanese Yen against NT dollar, our reporting currency.

•	Our gains on disposal of investments of NT$ 213 million for the fourth quarter were from the sale of ChipMos Bermuda and AcSiP shares.

•

Net income before tax was NT$ 1,957 million for the fourth quarter of 2012, which decreased from a net income before tax of NT$ 1,997 million for the third quarter of 2012 and increased from a net income before tax of NT$ 1,431 million for the fourth quarter of 2011.

•

Income tax expense was NT$ 397 million for the fourth quarter of 2012, compared with income tax expense of NT$ 298 million for the third quarter of 2012 and income tax expense of NT$ 260 million for the fourth quarter of 2011.

•

Net income was NT$ 1,560 million for the fourth quarter of 2012, which decreased from a net income of NT$ 1,699 million for the third quarter of 2012 and increased from a net income of NT$ 1,171 million for the fourth quarter of 2011.

•	Total number of shares outstanding was 3,094 million shares as of Dec 31,2012. Diluted earnings per ordinary share for this quarter was NT$ 0.51, or US$ 0.09 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 15,858 million as of Dec 31, 2012 from NT$ 16,859 million as of Sept 30, 2012, and NT$ 15,942 million as of Dec 31, 2011.

•	Capital expenditures for the fourth quarter of 2012 totaled NT$ 5,298 million, which included NT$ 4,022 million for packaging equipment and NT$ 1,276 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2012 totaled NT$ 2,502 million, which included NT$ 1,892 million was from packaging operations and NT$ 610 million from testing operations.

2

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,504 million for the fourth quarter of 2012, which represented a decrease of NT$ 759 million or 5.0% compared to the third quarter of 2012.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 42%, 24% and 24%, respectively, of total net revenues for the fourth quarter of 2012.

•

Capital expenditures for IC packaging operations totaled NT$ 4,022 million for the fourth quarter of 2012, which included NT$ 3,272 million for packaging and building construction and NT$ 750 million for wafer bumping operations.

•	As of Dec 31, 2012 we had 7,805 wirebonders installed, of which 341 were added and 215 were disposed in the fourth quarter of 2012.

IC testing service:

•	Net revenues from testing operations were NT$ 1,642 million for the fourth quarter of 2012, which represented an increase of NT$ 59 million or 3.7% compared to the third quarter of 2012.

•	Capital expenditures for testing operations totaled NT$ 1,276 million for the fourth quarter of 2012.

•	As of Dec 31, 2012 we had 395 testers installed, of which 5 were added and 8 were disposed in the fourth quarter of 2012.

3

Revenue Analysis

•	Breakdown by end applications:

By application	4Q12	3Q12

Communication	53%	50%

Computing	14%	13%

Consumer	24%	28%

Memory	9%	9%

•	Breakdown by packaging type:

By packaging type	4Q12	3Q12

Bumping & Flip Chip	24%	24%

Substrate Based	42%	42%

Leadframe Based	24%	24%

Testing	10%	10%

4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on a consolidated basis. The investment gains or losses of our company for the three months ended Dec 31, 2012 reflect our gains or losses attributable to the fourth quarter of 2012 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Dec 31, 2012, nor the consolidated financial data for our company for the twelve months ended Dec 31, 2012 is necessarily indicative of the results that may be expected for any period thereafter.

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SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Dec 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2012			Dec 31, 2011		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	546,076	15,858,048	17	15,941,600	19	(83,552)	-1
Accounts receivable	444,893	12,919,685	14	10,253,663	12	2,666,022	26
Inventories	107,962	3,135,203	4	3,985,115	5	(849,912)	-21
Other current assets	64,433	1,871,134	2	1,471,296	2	399,838	27

Total current assets	1,163,363	33,784,070	37	31,651,674	38	2,132,396	7

Long-term investments	196,870	5,717,112	6	5,304,398	6	412,714	8
Fixed assets	3,188,154	92,583,983	102	85,324,141	102	7,259,842	9
Less accumulated depreciation	(1,470,225)	(42,695,324)	-47	(41,179,337)	-49	(1,515,987)	4

Net fixed assets	1,717,929	49,888,659	55	44,144,804	53	5,743,855	13

Other assets	63,052	1,831,032	2	2,590,108	3	(759,076)	-29

Total Assets	3,141,215	91,220,873	100	83,690,984	100	7,529,889	9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	85,000	2,468,400	3	1,513,750	2	954,650	63
Accounts payable	201,377	5,847,980	6	6,404,096	8	(556,116)	-9
Other current liability	258,729	7,513,480	9	6,964,527	9	548,953	8
Current portion of long-term debt	108,423	3,148,610	3	—	—	3,148,610	—
Long-term loans	414,538	12,038,181	13	9,532,335	11	2,505,846	26
Other liabilities	17,080	496,003	1	481,406	—	14,597	3

Total Liabilities	1,085,146	31,512,654	35	24,896,114	30	6,616,540	27

Stockholders’ Equity
Capital stock	1,073,127	31,163,611	34	31,163,611	37	—	—
Capital reserve	567,215	16,471,911	18	16,453,527	19	18,384	—
Legal reserve	263,286	7,645,816	8	7,162,092	9	483,724	7
Retained earnings	194,066	5,635,673	6	4,871,009	6	764,664	16
Unrealized gain or loss on financial instruments	(73)	(2,126)	—	111,072	—	(113,198)	-102
Cumulated translation adjustment	4,074	118,305	—	375,051	—	(256,746)	-68
Net loss not recognized as pension cost	(12,424)	(360,783)	—	(377,304)	—	16,521	-4
Treasury Stock	(33,202)	(964,188)	-1	(964,188)	-1	—	—

Total Equity	2,056,068	59,708,219	65	58,794,870	70	913,349	2

Total Liabilities & Shareholders’ Equity	3,141,215	91,220,873	100	83,690,984	100	7,529,889	9

Forex (NT$ per US$)		29.040		30.275

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q2012				4Q 2011		YOY	4Q 2012	3Q 2012		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	553,879		16,145,575	100.0		15,709,747	2.8	16,145,575		16,845,815	-4.2
Cost of Goods Sold	(449,374)		(13,099,259)	-81.1		(13,198,213)	-0.7	(13,099,259)		(13,530,387)	-3.2

Gross Profit	104,505		3,046,316	18.9		2,511,534	21.3	3,046,316		3,315,428	-8.1

Operating Expenses
Selling Expenses	(6,861)		(199,990)	-1.2		(209,065)	-4.3	(199,990)		(218,377)	-8.4
Administrative Expenses	(18,095)		(527,463)	-3.3		(421,973)	25.0	(527,463)		(521,946)	1.1
Research and Development Expenses	(24,322)		(709,000)	-4.4		(543,701)	30.4	(709,000)		(672,208)	5.5

	(49,278)		(1,436,453)	-8.9		(1,174,739)	22.3	(1,436,453)		(1,412,531)	1.7

Operating Income	55,227		1,609,863	10.0		1,336,795	20.4	1,609,863		1,902,897	-15.4

Non-operating Income	16,749		488,227	3.0		154,440	216.1	488,227		228,885	113.3
Non-operating Expenses	(4,855)		(141,513)	-0.9		(60,345)	134.5	(141,513)		(134,922)	4.9

Income from Continuing Operations before Income Tax	67,121		1,956,577	12.1		1,430,890	36.7	1,956,577		1,996,860	-2.0
Income Tax Credit (Expenses)	(13,600)		(396,428)	-2.5		(259,586)	52.7	(396,428)		(298,332)	32.9

Net Income	53,521		1,560,149	9.7		1,171,304	33.2	1,560,149		1,698,528	-8.1

Earnings Per Ordinary Share - Diluted		NT$	0.51		NT$	0.38			NT$	0.55

Earnings Per ADS - Diluted		US$	0.09		US$	0.06			US$	0.09

Weighted Average Outstanding Shares - Diluted (‘k)			3,094,241			3,121,771				3,091,809

Forex (NT$ per US$)			29.15			30.25				29.82

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2012 and 2011
	2012				2011		YOY Change %
	USD	NTD		%	NTD
Net Sales	2,186,401		64,654,558	100.0		61,236,892	5.6
Cost of Goods Sold	(1,788,072)		(52,876,957)	-81.8		(51,746,475)	2.2

Gross Profit	398,329		11,777,601	18.2		9,490,417	24.1

Operating Expenses
Selling expenses	(26,956)		(797,126)	-1.2		(730,532)	9.1
Administrative expenses	(66,977)		(1,980,081)	-3.1		(1,668,317)	18.7
Research and development expenses	(86,424)		(2,554,469)	-4.0		(2,001,417)	27.6

	(180,357)		(5,331,676)	-8.2		(4,400,266)	21.2

Operating Income	217,972		6,445,925	10.0		5,090,151	26.6

Non-operating Income	33,783		994,667	1.5		714,876	39.1
Non-operating Expenses	(20,963)		(619,794)	-1.0		(260,899)	137.6

Income Before Income Tax	230,792		6,820,798	10.5		5,544,128	23.0
Income Tax Credit (Expenses)	(40,686)		(1,201,196)	-1.9		(706,885)	69.9

Net Income	190,106		5,619,602	8.7		4,837,243	16.2

Earnings Per Ordinary Share - Diluted		NT$	1.82		NT$	1.55

Earnings Per ADS - Diluted		US$	0.31		US$	0.26

Weighted Average Outstanding Shares - Diluted (‘k)			3,094,241			3,121,771

Forex (NT$ per US$)			29.56			29.39

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2012		12 months, 2011
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	193,512	5,619,602	4,837,243
Depreciation	327,554	9,512,173	9,086,334
Amortization	20,255	588,200	559,571
Change in working capital & others	(81,058)	(2,353,914)	(1,448,034)

Net cash flows provided from operating activities	460,264	13,366,061	13,035,114

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(521,429)	(15,142,292)	(10,982,303)
Increase of financial asset carried at cost	—	—	(490,000)
Proceeds from disposal of equipments	3,886	112,838	603,472
Payment for deferred charges/other changes	(29,027)	(842,957)	(1,034,507)

Net cash used in investing activities	(546,571)	(15,872,411)	(11,903,338)

Cash Flows from Financing Activities:
Increase of short-term loan	35,368	1,027,075	—
Increase of long-term loan	205,005	5,953,356	5,000,000
Cash dividends distributed to shareholders and cash bonus distributed to employees	(150,523)	(4,371,188)	(5,048,478)
Proceeds from the exercise of employee stock option /other charges	(3,071)	(89,184)	(875,664)

Net cash provided from financing activities	86,779	2,520,059	(924,142)

Foreign currency exchange effect	(3,349)	(97,261)	214,958

Net increase (decrease) in cash and cash equivalents	(2,877)	(83,552)	422,592

Cash and cash equivalents at beginning of period	548,953	15,941,600	15,519,008

Cash and cash equivalents at end of period	546,076	15,858,048	15,941,600

Forex (NT$ per US$)		29.040	30.275

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 30, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer